July 18, 2024

Michael Healy
Chief Financial Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, FL 33607

       Re: Bloomin' Brands, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 28, 2024
           File No. 1-35625
Dear Michael Healy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services